FORM 4 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
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  Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

1.Name and Address of Reporting Person*
J. Patterson McBaine, LLC, 50 Osgood Place, San Francisco, CA 94133
2.Issuer Name and Ticker or Trading Symbol
Sonex Research, Inc.
3.I.R.S. Identification Number of Reporting Person, if an entity (Voluntary) 4.Statement for Month/Year 09/00
5.If Amendment, Date of Original (Month/Year)
6.Relationship of Reporting Person(s) to Issuer (Check all applicable) ___Director__X_10% Owner ___Officer(give title below)___Other(specify below) 7.Individual or Joint/Group Reporting (check applicable line)
__X_Form Filed by One Reporting Person
___Form Filed by More than One Reporting Person
Table I-Non-Derivative Securities Acquired, Disposed of, or Beneficially
      Owned

1. Title of Security(Instr. 3)
2. Trans-action Date (Month/ Day/ Year)
3. Trans-action Code(Instr. 8)
4. Securities Acquired (A) or Disposed of (D)  - Amount, A or D, Price
5. Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year
6. Owner-ship Form: Direct (D) or Indirect (I) (Instr. 4)
7. Nature of Indirect Beneficial Ownership (Instr. 4)

  1.        2.     3.     4.   4.   4.      5.        6.       7
Title      Date  Code  Amount A/D  Price  Owned   Ownership   Nature
-----------------------------------------------------------------------------
Common  1/01/2000    1311946               1,316,946  I    By LP and IAA*
Common  1/01/2000    1311946               1,316,946  I    By LP and IAA*
Common  1/01/2000 S    17000   D          2,717,064   D
Common 12/15/2000 S     6000   D   0.14   2,717,064   D
Common	6/15/2000 S	5500   D   0.375  2,717,064   I    By LP and IAA*
Common	6/15/2000 S	3000   D   0.375  2,717,064   I    By LP and IAA*
Common	8/30/2000 S	5500   D   0.281  2,717,064   I    By LP and IAA*
Common	8/30/2000 S	2000   D   0.281  2,717,064   I    By LP and IAA*
Common	8/30/2000 S	5000   D   0.281  2,717,064   I    By LP and IAA*
Common	8/30/2000 S	3500   D   0.281  2,717,064   I    By LP and IAA*
Common	9/01/2000 S	6500   D   0.281  2,717,064   I    By LP and IAA*
Common	9/01/2000 S	4000   D   0.281  2,717,064   I    By LP and IAA*
Common	9/01/2000 S	4000   D   0.281  2,717,064   I    By LP and IAA*
Common	9/01/2000 S	5000   D   0.281  2,717,064   I    By LP and IAA*
Common	9/01/2000 S	2000   D   0.281  2,717,064   I    By LP and IAA*
Common	9/01/2000 S	2000   D   0.281  2,717,064   I    By LP and IAA*
Common	9/07/2000 S	2000   D   0.281  2,717,064   I    By LP and IAA*
Common	9/07/2000 S    10000   D   0.281  2,717,064   I    By LP and IAA*
Common	9/07/2000 S	8000   D   0.281  2,717,064   I    By LP and IAA*



*By LP and IAA= By Limited Partnerships and Investment Advisory Accounts



Table II-Derivative Securities Acquired, Disposed of, or Beneficially
      Owned    (e.g., puts calls warrants options, convertible securities)
1.Title of Derivative Security   (Instr. 3)
2.Conver- sion or Exercise Price of Derivative Security
3.Trans- action Date (Month/ Day/ Year)
4.Trans- action Code (Instr. 8)
5.Number of Derivative Securities Acquired (A) or Disposed of (D)
6.Date Exercisable and Expiration Date (Month/Day/Year)
7.Title and Amount of Underlying Securities (Instr. 3 and 4)
8.Price of Derivative Security  (Instr. 5)
9.Number of Derivative Securities Beneficially Owned at End of Year 10.Ownership of Derivative Security: Direct (D) or Indirect (I)
11.Nature of Indirect Beneficial Ownership

      Exercise Transaction Number    Date     Title   Number  Ownership Nature
Title  Price   Date  Code  A or D   Exercise          Owned    D/I
-----------------------------------------------------------------------------
Warrant 0.75                         3/7/02   Common  79234   I By LP and IAA*
Warrant 0.75                         3/7/02   Common  79234   I By LP and IAA*
Preferred (1)                                 Common 2071428  I By LP and IAA*
Preferred (2)                                 Common 2071428  I By LP and IAA*


Explanation of Responses:
*By LP and IAA= By Limited Partnerships and Investment Advisory Accounts
(1) Represents shares issuable upon conversion of 725,000 shares of Preferred Stock at the rate of $.35 per share
(2) Represents shares issuable upon conversion of 725,000 shares of Preferred Stock at the rate of $.35 per share



 ____________________________________
**Signature of Reporting Person

____________________________________
Date


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.